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Filed Pursuant to Rule 424(b)(2)
Registration No. 333-084692

PROSPECTUS SUPPLEMENT
(To Prospectus dated April 3, 2002)

$750,000,000

TOYOTA MOTOR CREDIT CORPORATION
2.875% Notes due 2008

        Interest is payable on February 1 and August 1, commencing February 1, 2004. The notes will mature on August 1, 2008. The notes are not redeemable unless particular events occur involving United States taxation.

        Application has been made to list the notes on the Luxembourg Stock Exchange.

	Per Note	Total
Price to investors(1)	99.478%	$746,085,000
Underwriting discount	.350%	$2,625,000
Proceeds to Toyota Motor Credit Corporation(2)	99.128%	$743,460,000

(1) Plus accrued interest from July 14, 2003, if settlement occurs after that date.

(2) Before deduction of expenses payable by Toyota Motor Credit Corporation.

        Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The notes will be ready for delivery in book-entry form only through The Depository Trust Company, Euroclear or Clearstream, Luxembourg, on or about July 14, 2003.

Joint Book-Running Managers
Citigroup
Merrill Lynch & Co.
Morgan Stanley

ABN AMRO Incorporated	Banc of America Securities LLC
BNP PARIBAS	Credit Suisse First Boston
Deutsche Bank Securities	JPMorgan
Lehman Brothers	UBS Investment Bank

Guzman & Company	Loop Capital Markets, LLC	The Williams Capital Group, L.P.

The date of this prospectus supplement is July 7, 2003.

        In this prospectus, "TMCC", "we", "us" and "our" refer specifically to Toyota Motor Credit Corporation. TMCC is the issuer of all of the notes offered under this prospectus supplement and the accompanying prospectus.

        If you want to find out more information about us, please see the sections in this prospectus supplement entitled "Where You Can Find More Information" and "Incorporation of Information Filed with the SEC."

        The distribution of this prospectus supplement and the accompanying prospectus and the offer or sale of the notes in particular jurisdictions may be restricted by law; persons into whose possession this prospectus supplement and the accompanying prospectus come are required by the underwriters and TMCC to inform themselves about and to observe any applicable restrictions. For a description of particular restrictions on offers and sales of the notes and the distribution of this prospectus supplement and the accompanying prospectus, see "Underwriting".

        You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. TMCC has not authorized anyone to make any representation in connection with the notes or to provide you with information different from that contained in this prospectus supplement and the accompanying prospectus. TMCC is offering to sell the notes, and seeking offers to buy the notes, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of the date of this prospectus supplement and date of the accompanying prospectus, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or any sales of the notes.

        TMCC, having made all reasonable inquiries, confirms that this prospectus supplement and the accompanying prospectus are true and accurate in all material respects and are not misleading, that the opinions and intentions expressed herein are honestly held and that there are no other facts the omission of which make this prospectus supplement or the accompanying prospectus, including any information incorporated by reference herein, as a whole, or any of such information or the expression of any such opinions or intentions misleading. TMCC accepts responsibility accordingly.

        References in this prospectus supplement and the accompanying prospectus to "dollars", "$" and "U.S.$" are to United States dollars.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus supplement and the accompanying prospectus and the documents incorporated by reference contain "forward-looking statements," as that term is defined in Section 27A of the United States Securities Act of 1933, as amended ("Securities Act"), and Section 21E of the United States Securities Exchange Act of 1934, as amended ("Exchange Act"), relating to future events and TMCC's financial performance. The statements are only predictions and involve risks and uncertainties, resulting in the possibility that the actual events or performance will differ materially from the predictions.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports and other information with the United States Securities and Exchange Commission (the "SEC"). You may read and copy our SEC filings at the SEC's public reference rooms located in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also request copies of our SEC filings upon payment of a duplicating fee, by writing to the SEC's Public Reference Room. You may obtain information regarding the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our electronic SEC filings are available on the Internet through the SEC's website at http://www.sec.gov.

        We have filed a registration statement with the SEC on Form S-3 under the Securities Act covering the notes which includes this prospectus supplement. For further information about us and the notes, you should refer to the registration statement and the exhibits. This prospectus supplement summarizes material provisions of agreements and other documents that we refer you to. However, because this prospectus supplement may not contain all the information you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to the registration statement.

INCORPORATION OF INFORMATION FILED WITH THE SEC

        The SEC allows us to "incorporate by reference" the information filed with the SEC, which means:

  •
  incorporated documents are considered part of this prospectus supplement,

  •
  we can disclose important information to you by referring you to those documents, and

  •
  later information that we file with the SEC will automatically update and supersede this incorporated information.

        We incorporate by reference our annual report on Form 10-K for the year ended March 31, 2003 which was filed with the SEC under the Exchange Act.

        We also incorporate by reference each of the following documents that we will file with the SEC after the date of this prospectus supplement until this offering is completed:

  •
  any reports filed under Sections 13(a) and (c) of the Exchange Act,

  •
  any reports filed under Section 14 of the Exchange Act, and

  •
  any reports filed under Section 15(d) of the Exchange Act.

        You should rely only on information contained or incorporated by reference in this prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

        You should not assume that the information appearing in this prospectus supplement is accurate as of the date other than the date on the front of the documents. Our business, financial condition, results of operations and other information may have changed since that date.

        You may request a copy of any filings referred to above at no cost by contacting us at the following address: Toyota Motor Credit Corporation, 19001 South Western Avenue, Torrance, California 90509, United States; Attn: Treasury; telephone: (310) 468-1310. In addition, copies of the filings will be available without charge from Kredietbank S.A. Luxembourgeoise, 43 Boulevard Royal, L-2955, Luxembourg, the Luxembourg Paying Agent.

        The business address of each director and TMCC's principal executive office is 19001 South Western Avenue, Torrance, California 90509, United States.

SELECTED FINANCIAL INFORMATION

        The following selected financial data for the three years ended September 30, 2000, the six-months ended March 31, 2001, and the two years ended March 31, 2003 has been derived from financial statements examined by PricewaterhouseCoopers LLP, independent accountants, included in TMCC's Annual Reports on Form 10-K for the years ended March 31, 2003 and 2002, TMCC's Annual Report on Form 10-KT for the six-month transition period ended March 31, 2001, and TMCC's Annual Reports on Form 10-K for the years ended September 30, 2000, 1999, and 1998. TMCC's Annual Report on Form 10-K for the year ended March 31, 2003 referred to above is among the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. TMCC's Annual Report on Form 10-K for the year ended March 31, 2003 is available for inspection and copies may be obtained free of charge from Kredietbank S.A. Luxembourgeoise, 43 Boulevard Royal, L-2955, Luxembourg, the Luxembourg Paying Agent. The following information should be read in conjunction with TMCC's financial statements contained in that document. See "Incorporation of Information Filed with the SEC".

	Years Ended March 31,			Years Ended September 30,
			Six Months Ended March 31, 2001
	2003	2002		2000	1999	1998
	(U.S. Dollars in Millions)
INCOME STATEMENT DATA
Financing Revenues:
Leasing	$2,522	$2,479	$1,246	$2,402	$2,397	$2,595
Retail financing	1,136	917	390	768	645	531
Wholesale and other dealer financing	172	186	124	182	123	114

Total financing revenues	3,830	3,582	1,760	3,352	3,165	3,240
Depreciation on leases	1,626	1,580	753	1,440	1,664	1,681
Interest expense	832	1,030	726	1,289	940	994
Derivative fair value adjustments	335	(38)	23	—	—	—

Net financing revenues	1,037	1,010	258	623	561	565
Insurance premiums earned and contract revenues	168	155	68	138	122	112
Investment and other income	212	136	105	25	69	79

Net financing revenues and other revenues	1,417	1,301	431	786	752	756

Expenses:
Operating and administrative	540	529	236	400	376	323
Losses related to Argentine Investment	9	31	—	—	—	—
Provision for credit losses	604	263	89	135	83	127
Insurance losses and loss adjustment expenses	87	76	35	81	63	55

Total expenses	1,240	899	360	616	522	505

Income before equity in net loss of subsidiary, provision for income taxes and cumulative effect of change in accounting principle	177	402	71	170	230	251
Equity in net loss of subsidiary	—	—	—	1	—	—
Provision for income taxes	67	159	27	65	98	107

Income before cumulative effect of change in accounting principle	110	243	44	104	132	144
Cumulative effect of change in accounting principle, net of tax benefits	—	—	(2)	—	—	—

Net Income	$110	$243	$42	$104	$132	$144

BALANCE SHEET DATA
Finance receivables, net	$26,477	$23,477	$19,216	$18,168	$13,856	$11,521
Investment in operating leases, net	8,017	7,631	7,409	7,964	8,605	9,765
Total assets	39,233	34,260	29,214	28,036	24,578	23,225
Notes and loans payable	32,099	27,026	22,194	21,098	18,565	17,597
Derivative liabilities	514	1,124	1,414	—	—	—
Other liabilities	869	819	925	2,298	1,458	1,411
Income taxes payable	26	—	—	3	—	—
Deferred income	996	861	699	681	636	607
Deferred income taxes	1,866	1,679	1,468	1,483	1,554	1,379

Total liabilities	36,370	31,509	26,700	25,563	22,213	20,994

Capital stock (1)	915	915	915	915	915	915
Retained earnings (2)	1,930	1,820	1,581	1,539	1,435	1,303
Accumulated other comprehensive income	18	16	18	19	15	13

Total shareholder's equity	2,863	2,751	2,514	2,473	2,365	2,231

Total liabilities and shareholder's equity	$39,233	$34,260	$29,214	$28,036	$24,578	$23,225

RATIO OF EARNINGS TO FIXED CHARGES (3)	1.21x	1.39x	1.10x	1.13x	1.24x	1.25x

(1)
$10,000 par value per share.
(2)
TMCC declared a cash dividend of $4 million that was paid to its parent during fiscal 2002. No dividends had previously been declared or paid.
(3)
The ratio of earnings to fixed charges was computed by dividing (i) the sum of income before income taxes and fixed charges by (ii) fixed charges. Fixed charges consist primarily of interest expense net of the effect of noninterest-bearing advances. As of March 31, 2003, TMCC has guaranteed certain obligations of affiliates and subsidiaries in the maximum amount of $285 million; $200 million was the outstanding balance of those obligations as of March 31, 2003. During the year ended March 31, 2003, TMCC performed under its guarantee of Toyota Credit Argentina S.A. outstanding off-shore debt and repaid $35 million of the outstanding balance and accrued interest thereon. TMCC has included the interest expense associated with the guarantee in the ratio of earnings to fixed charges calculation.

CAPITALIZATION

        The following table sets forth the consolidated capitalization of TMCC at March 31, 2003:

	Balance at March 31, 2003	Balance as Adjusted(3)
	(U.S. Dollars in Millions)
Debt:(1)
Notes and loans payable within one year, net(2)	$11,600	$13,687
Notes and loans payable after one year, net	19,407	18,580

Total debt	$31,007	$32,267

Shareholder's equity:
Capital stock, $10,000 par value (100,000 shares authorized: 91,500 issued and outstanding at March 31, 2003 and as adjusted)(4)	915	915
Retained earnings	1,930	1,930

Accumulated other comprehensive income	18	18

Total shareholder's equity	2,863	2,863

Total capitalization	$33,870	$35,130

(1)
Amounts are quoted in U.S. dollars and include the effect of separate cross currency interest rate swap agreements effectively converting foreign currency notes into fixed U.S. dollar obligations at the respective cross currency interest rate swap agreement contract rates. Amounts also exclude the mark to market adjustments under the Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities." See Note 8 of TMCC's March 31, 2003 Annual Report on Form 10-K incorporated by reference into this prospectus supplement. As of March 31, 2003, TMCC has guaranteed payments of principal, interest and premiums, if any, on $148 million principal amount of bonds issued in connection with the manufacturing facilities of certain of its affiliates. In addition, TMCC has issued guarantees and comfort letters relating to the debt of its foreign subsidiaries and affiliates in an aggregate amount of $137 million as of March 31, 2003. As of March 31, 2003, the outstanding balance of debt covered by the guarantees and comfort letters was $200 million. For additional information related to other commitments and contingent liabilities of TMCC, see Note 16 of the March 31, 2003 Consolidated Financial Statements and Notes included in the TMCC's Annual Report on Form 10-K, which is incorporated by reference in this prospectus supplement.

(2)
Includes debt maturing within one year of March 31, 2003 and commercial paper.

(3)
As adjusted to give effect to (i) the issuance of medium-term notes and bonds totaling U.S. $369,618,000 during the period April 1, 2003 through May 31, 2003, (ii) the maturity of medium-term notes and bonds totaling U.S. $1,936,545,000 during the period April 1, 2003 through May 31, 2003, (iii) the net increase of commercial paper totaling U.S. $2,077,476,000 during the period April 1, 2003 through May 31, 2003, and (iv) the notes described in this prospectus supplement. In addition, since May 31, 2003, TMCC has issued $656,700,000 in additional domestic and euro medium-term note issuances.

(4)
Common shares. TMCC is authorized to issue only one class of shares of stock.

        There has been no material change in the consolidated capitalization of TMCC since March 31, 2003, except as described in footnote 3 above.

DESCRIPTION OF THE NOTES

        The notes will be issued as a separate series of debt securities under an indenture, dated as of August 1, 1991, as amended by the first supplemental indenture, dated as of October 1, 1991 (the "Indenture"), among TMCC, JPMorgan Chase Bank (as successor to The Chase Manhattan Bank) and Deutsche Bank Trust Company Americas (as successor to Bankers Trust Company). JPMorgan Chase Bank will act as trustee for the notes (the "Trustee"). The following summary of certain provisions of the notes and of the Indenture does not contain all of the information which may be important to you. You should read all of the provisions of the Indenture carefully, including the definition of certain terms before you decide to invest in the notes.

        A copy of the Indenture has been filed as an exhibit to the registration statement of which this prospectus supplement and the accompanying prospectus are a part. The noteholders are bound by, and are deemed to have notice of, the provisions of the Indenture. Copies of the Indenture will be available for inspection during usual business hours at the principal office of the Trustee and at the office of the Luxembourg Paying Agent. Capitalized terms used but not defined herein have the meanings given to them in the Indenture or the notes, as the case may be.

General

        The notes will be a separate series of debt securities issued under the Indenture and will be limited to $750,000,000 aggregate principal amount (except as described under "Further Issues" below) and will mature at par on August 1, 2008. The notes will bear interest from July 14, 2003 at the rate shown on the front cover of this prospectus supplement, payable in equal semi-annual installments (except for the first interest payment) on February 1 and August 1 in each year to Holders of record on the preceding January 15 and July 15 (each a "Record Date"), respectively. The first payment of interest will be made on February 1, 2004 for the period from and including July 14, 2003 to but excluding February 1, 2004.

        Interest will be calculated on the basis of a 360-day year of twelve 30-day months.

        If a date for payment of principal or interest on the notes falls on a day that is not a Business Day, the related payment of principal, premium, if any, or interest will be made on the next succeeding Business Day as if made on the date the payment was due. No interest will accrue on any amounts payable for the period from and after the date for payment of principal or interest on the notes. For these purposes, "Business Day" means any day which is a day on which commercial banks and foreign exchange markets settle payments and are open for general business in: (a) the relevant place of payment; and (b) The City of New York and London.

        The notes will be unsecured general obligations of TMCC and will rank equally with all other unsecured and unsubordinated indebtedness of TMCC from time to time outstanding.

        Except as described below, the notes will not be subject to redemption before maturity, by a sinking fund or otherwise. We may not redeem the notes prior to maturity unless particular events occur involving U.S. taxation. See "—Redemption for Tax Reasons."

        The notes will be issued in denominations of $1,000 and integral multiples of $1,000.

Prescription

        In the event that any money for the payment of principal or interest in respect of any notes remains unclaimed for one year after such principal or interest has become due and payable, then such amounts shall be paid to TMCC and all liability of the Trustee or any paying agent shall cease and any holder of such notes shall look only to TMCC for payment thereof; provided however, that the Trustee or the paying agent shall cause a notice to be published and specify a date upon which such principal or interest may be claimed prior to any repayment to TMCC.

Governing Law

        The Indenture and the notes are governed by, and shall be construed in accordance with, the laws of the State of New York applicable to agreements made or instruments entered into and performed in that state.

Credit Support

        TMCC is a wholly-owned subsidiary of Toyota Financial Services Americas Corporation, a California corporation which is a wholly-owned subsidiary of Toyota Financial Services Corporation ("TFSC"), a Japanese corporation. TFSC, in turn, is a wholly-owned subsidiary of Toyota Motor Corporation ("TMC"), a Japanese corporation. TFSC manages TMC's financial operations worldwide. TMC is the largest producer of passenger cars, trucks and buses in Japan. TMCC and TFSC have entered into a credit support agreement (the "TFSC Credit Support Agreement") and TFSC in turn has entered into a credit support agreement with TMC (the "TMC Credit Support Agreement").

        Under the TFSC Credit Support Agreement, TFSC has agreed to:

  •
  maintain 100% ownership of TMCC;

  •
  cause TMCC and its subsidiaries to have a net worth of at least U.S. $100,000; and

  •
  make sufficient funds available to TMCC so that TMCC will be able to service the obligations arising out of its own bonds, debentures, notes and other investment securities and commercial paper (collectively, "TMCC Securities"). The agreement is not a guarantee by TFSC of any TMCC Securities or other obligations of TMCC. The agreement is governed by, and construed in accordance with, the laws of Japan.

        Under the TMC Credit Support Agreement, TMC has agreed to:

  •
  maintain 100% ownership of TFSC;

  •
  cause TFSC and its subsidiaries to have a net worth of at least Japanese Yen 10 million; and

  •
  make sufficient funds available to TFSC so that TFSC will be able to (i) service the obligations arising out of its own bonds, debentures, notes and other investment securities and commercial paper and (ii) honor its obligations incurred as a result of guarantees or credit support agreements that it has extended. The agreement is not a guarantee by TMC of any securities or obligations of TFSC. The agreement is governed by, and construed in accordance with, the laws of Japan.

        Holders of TMCC Securities, including the notes offered by this prospectus supplement, will have the right to claim directly against TFSC and TMC to perform their respective obligations under the credit support agreements by making a written claim together with a declaration to the effect that the holder will have recourse to the rights given under the credit support agreement. If TFSC and/or TMC receives such a claim from any holder of TMCC Securities, TFSC and/or TMC shall indemnify, without any further action or formality, the holder against any loss or damage resulting from the failure of TFSC and/or TMC to perform any of their respective obligations under the credit support agreements. The holder of TMCC Securities who made the claim may then enforce the indemnity directly against TFSC and/or TMC.

        TMC files periodic reports and other information with the SEC, which can be read and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street,

N.W., Washington, D.C. 20549. Copies of such material may also be obtained by mail from the Public Reference Section of the SEC at prescribed rates.

Book-Entry, Delivery and Form

        The information set out below in connection with DTC is subject to any change in or reinterpretation of the rules, regulations and procedures of DTC currently in effect. The information in this section concerning DTC has been obtained from sources that we believe to be reliable. Investors wishing to use the facilities of DTC are advised to confirm the applicability of the rules, regulations and procedures of DTC. Neither TMCC nor any other party to the Indenture will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, interests in the notes held through the facilities of DTC or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

        Each of the notes will be represented by beneficial interests in one or more fully registered permanent global notes (the "Global Notes"), which will be deposited on or about July 14, 2003 and registered in the name of Cede & Co., as nominee for DTC. The notes represented by the Global Notes will equal the aggregate principal amount of the notes outstanding at any time. Beneficial interests in Global Notes will be shown on, and transfers of Global Notes will be effected only through, records maintained by DTC and participants in DTC ("DTC Participants"). Except as described herein, certificates will not be issued in exchange for beneficial interests in Global Notes.

        Owners of beneficial interests in Global Notes ("beneficial owners") will not be entitled to have notes registered in their names, and will not receive or be entitled to receive physical delivery of notes in definitive form ("Definitive Notes") representing individual notes. Except as provided below, beneficial owners will not be considered the owners or Holders of the notes under the Indenture, including for purposes of receiving any reports delivered by TMCC or the Trustee pursuant to the Indenture. Accordingly, each beneficial owner must rely on the procedures of DTC and, if such person is not a participant of DTC, on the procedures of the DTC Participant through which such person owns its interest, to exercise any rights of a Holder under the Indenture. TMCC understands that under existing industry practices, if TMCC requests any action of Holders or a beneficial owner desires to give or take any action which a Holder is entitled to give or take under the Indenture, DTC would authorize DTC Participants holding the relevant beneficial interests to give or take action and DTC Participants would authorize beneficial owners owning through DTC Participants to give or take such action or would otherwise act upon the instructions of beneficial owners. Conveyance of notices and other communications by DTC to DTC Participants, by DTC Participants to Indirect DTC Participants, (as defined below), and by DTC Participants and Indirect DTC Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. These limits and laws may impair the ability to transfer beneficial interests in Global Notes.

        Individual certificates in respect of notes will not be issued in exchange for the Global Notes, except in very limited circumstances. If DTC notifies us that it is unwilling or unable to continue as a clearing system in connection with the notes or DTC ceases to be a clearing agency registered under the Exchange Act, and in either case we do not appoint a successor clearing system within 90 days after receiving notice from DTC or on becoming aware that DTC is no longer so registered, we will issue or cause to be issued individual certificates in registered form on registration of, transfer of or in exchange for book-entry interests in the notes represented by the Global Notes upon delivery of the Global Notes for cancellation.

        Subject to applicable law and the terms of the Indenture, TMCC, and any paying agent will treat the persons in whose names the Global Notes are registered, initially Cede & Co. (the "registered holder"), as owners of the notes for the purpose of receiving payments of principal and interest on the notes and for all other purposes whatsoever. Therefore, neither TMCC nor any paying agent has any direct responsibility or liability for the payment of principal of or interest on the notes to owners of beneficial interests in the Global Notes. All payments made by TMCC to the registered holders of Global Notes shall discharge the liability of TMCC under the notes to the extent of the sums paid.

Clearing Systems

        The following is based on information furnished by DTC:

        DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Bank Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for DTC Participants and to facilitate the clearance and settlement of transactions between DTC Participants through computerized book-entry changes in DTC Participants' accounts, thereby eliminating the need for physical movement of securities certificates. DTC Participants include securities brokers and dealers, banks, trust companies, clearing corporations and may in the future include certain other organizations. DTC is a wholly owned subsidiary of The Depository Trust & Clearing Corporation ("DTCC"). DTCC, in turn, is owned by a number of DTC Participants and members of the National Securities Clearing Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation and Emerging Markets Clearing Corporation (also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to DTC's system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a DTC Participant, either directly or indirectly ("Indirect DTC Participants"). DTC's rules applicable to its Participants are on file with the Securities and Exchange Commission. More information about DTC can be found at www.dtcc.com.

        Purchases of notes under DTC's system must be made by or through DTC Participants, which will receive credit for the notes on DTC's records. The ownership interest of each beneficial owner is in turn to be recorded on the records of DTC Participants and Indirect DTC Participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from DTC Participants or Indirect DTC Participants through which the beneficial owners entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of DTC Participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the notes, except as provided above.

        To facilitate subsequent transfers, all notes deposited with DTC are registered in the name of Cede & Co. The deposit of notes with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the notes; DTC's records reflect only the identity of the DTC Participants to whose accounts the notes are credited, which may or may not be the beneficial owners. DTC Participants will remain responsible for keeping account of their holdings on behalf of their customers and for forwarding all notices concerning the notes to their customers.

        Neither DTC nor Cede & Co. will consent or vote with respect to the notes. Under its usual procedures, DTC mails an omnibus proxy to TMCC as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those DTC Participants to whose accounts the notes are credited on the record date (identified in a listing attached to the omnibus proxy).

        So long as DTC, or its nominee, is a registered owner of the Global Notes, principal and interest payments on the notes will be made in immediately available funds to DTC. DTC's practice is to credit DTC Participants' accounts on the applicable payment date in accordance with their respective holdings shown on the depository's records, unless DTC has reason to believe that it will not receive payment on that date. Payments by DTC Participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of the DTC Participants and not of DTC, the Trustee or TMCC, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of TMCC or the Trustee. Disbursement of payments to DTC Participants will be DTC's responsibility, and disbursement of payments to the beneficial owners will be the responsibility of DTC Participants and Indirect DTC Participants.

        DTC may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to TMCC or the Trustee. Under those circumstances, if a successor securities depository is not obtained, notes in certificated form are required to be printed and delivered.

        According to DTC, the foregoing information with respect to DTC has been provided to the industry for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind.

Clearstream, Luxembourg. Clearstream Banking, société anonyme ("Clearstream, Luxembourg") holds securities for Clearstream, Luxembourg participants ("Clearstream, Luxembourg Participants") and facilitates the clearance and settlement of securities transactions between Clearstream, Luxembourg Participants through electronic book-entry changes in accounts of Clearstream, Luxembourg Participants, thereby eliminating the need for physical movement of certificates. Clearstream, Luxembourg provides to Clearstream, Luxembourg Participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg interfaces with domestic markets in several countries. As a professional depository, Clearstream, Luxembourg is subject to regulation by the Luxembourg Monetary Institute. Clearstream, Luxembourg Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters or dealers with respect to the notes. Indirect access to Clearstream, Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream, Luxembourg Participant either directly or indirectly. Clearstream, Luxembourg is an Indirect DTC Participant and has established an electronic bridge with Euroclear Bank S.A./N.V. to facilitate settlements of trades between Clearstream, Luxembourg and Euroclear.

        Distributions with respect to notes held beneficially through Clearstream, Luxembourg will be credited to cash accounts of Clearstream, Luxembourg Participants in accordance with its rules and procedures, to the extent received by Clearstream, Luxembourg.

Euroclear. Euroclear holds securities for Euroclear participants ("Euroclear Participants") and clears and settles transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. (the "Euroclear Operator"), under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the "Cooperative").

All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters or dealers with respect to the notes. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

        Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the "Euroclear Terms and Conditions"). The Euroclear Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Euroclear Terms and Conditions only on behalf of Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants. Distributions with respect to notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Euroclear Terms and Conditions, to the extent received by the Euroclear Operator and by Euroclear.

        Although DTC, Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of notes among participants of DTC, Clearstream, Luxembourg and Euroclear, they are not under any obligation to perform or continue to perform the procedures and the procedures may be discontinued at any time.

        So long as DTC or its nominee is the registered holder of the Global Notes, DTC, will be considered the sole owner or holder of the notes represented by the Global Notes for all purposes under the notes. Payments of principal, interest and additional amounts, if any, in respect of the Global Notes will be made to DTC, as the registered holder of the notes. None of TMCC, any agent or any underwriter or any affiliate of any of the above or any person by whom any of the above is "controlled" (as that term is defined in the Securities Act) will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to any beneficial ownership interests.

        Holders of book-entry interests in the notes through DTC will receive, to the extent received by DTC from the Trustee, all distributions of principal and interest with respect to book-entry interests in the notes from the Trustee through DTC. Distributions in the United States will be subject to relevant U.S. tax laws and regulations. Interest on the notes (other than interest on redemption) will be paid to the Holder shown on the register on the Record Date.

        The laws of some states of the United States require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer interests in the Global Notes to such persons will be limited. Because DTC can only act on behalf of DTC Participants, who in turn act on behalf of Indirect DTC Participants, the ability of a person having an interest in DTC to pledge such interest to persons or entities which do not participate in the relevant clearing system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate in respect of that interest.

        The holdings of book-entry interests in the notes through DTC will be reflected in the book-entry accounts of each such institution. Interests in the Global Notes will be in uncertificated book-entry form.

        TMCC may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, notes in certificated form will be printed and delivered.

Further Issues

        We may from time to time, without notice to or the consent of the registered holders of the notes, create and issue further notes ranking equally with the notes in all respects, or in all respects except for (1) the payment of interest accruing prior to the issue date of any further notes or (2) the first payment of interest following the issue date of any further notes. Further notes may be consolidated and form a single series with the notes and have the same terms as to status, redemption or otherwise as the notes.

Payment of Additional Amounts

        We will pay to any Foreign Holder (as defined below), whether or not such Holder is a beneficial owner of a note, additional amounts ("Additional Amounts") necessary in order that every net payment in respect of the principal of or interest on the note, after deduction or withholding by TMCC or any paying agent for or on account of any present or future tax, assessment or governmental charge imposed upon or as a result of such payment by the United States or any political subdivision or taxing authority, will not be less than the amount provided for in the note to be then due and payable before any deduction or withholding for or on account of any such tax, assessment or governmental charge. The foregoing obligation to pay Additional Amounts will not apply to:

(a)
any tax, assessment or other governmental charge which would not have been so imposed but for:

•
the existence of any present or former connection between the Holder (or a fiduciary, settlor, beneficiary, member or shareholder of, or holder of a power over, the Holder, if the Holder is an estate, trust, partnership or corporation) and the United States, including, without limitation, the Holder (or the fiduciary, settlor, beneficiary, member, shareholder of, or holder of a power) being or having been a citizen or resident or treated as a resident or being or having been engaged in a trade or business therein or being or having been present therein or having or having had a permanent establishment therein, or

•
the Holder's present or former status as a personal holding company, foreign personal holding company, controlled foreign corporation or private foundation for United States federal income tax purposes or as a corporation which accumulates earnings to avoid United States federal income tax;

(b)
any tax, assessment or other governmental charge which would not have been so imposed but for the presentation by the Holder of the note for payment on a date more than 15 days after the date on which the payment became due and payable or the date on which payment is duly provided for, whichever occurs later;

(c)
any estate, inheritance, gift, sales, transfer, personal property or excise tax or any similar tax, assessment or governmental charge;

(d)
any tax, assessment or other governmental charge which is payable otherwise than by withholding from payments in respect of principal of or interest on any note;

(e)
any tax, assessment or other governmental charge imposed on interest received by a Holder or beneficial owner of a note who (i) actually or constructively owns 10% or more of the total combined voting power of all classes of stock of TMCC entitled to vote within the meaning of Section 871(h)(3) of the United States Internal Revenue Code of 1986, as amended or (ii) is a bank extending credit pursuant to a loan agreement entered into in the ordinary course of its trade or business;

(f)
any tax, assessment or other governmental charge imposed as a result of the failure to comply with:

•
certification, information, documentation, reporting or other similar requirements concerning the nationality, residence, identity or connection with the United States of the Holder or beneficial owner of the note, if such compliance is required by statute, or by regulation of the United States Treasury Department, as a precondition to relief or exemption from such tax, assessment or other governmental charge (including backup withholding), or

•
any other certification, information, documentation, reporting or other similar requirements under United States income tax laws or regulations that would establish entitlement to otherwise applicable relief or exemption from such tax, assessment or other governmental charge;

(g)
any tax, assessment or other governmental charge required to be withheld by any paying agent from any payment of the principal of or interest on any note, if such payment can be made without such withholding by at least one other paying agent;

(h)
any tax, assessment or other governmental charge withheld or deducted from a payment, where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive;

(i)
any tax, assessment or other governmental charge withheld or deducted from a payment to a Holder who would have been able to avoid such withholding or deduction by presenting the relevant note to another paying agent in a member state of the European Union; or

(j)
any combination of items (a), (b), (c), (d), (e), (f), (g), (h) or (i);

nor will Additional Amounts be paid to any Holder who is a fiduciary or partnership or other than the sole beneficial owner of the note to the extent a settlor or beneficiary with respect to the fiduciary or a member of such partnership or a beneficial owner of the note would not have been entitled to payment of Additional Amounts had the beneficiary, settlor, member or beneficial owner been the Holder of the note.

        The notes are subject in all cases to any tax, fiscal or other law or regulation or administrative or judicial interpretation applicable thereto. Except as specifically provided under this heading "Payment of Additional Amounts" and under the heading below "—Redemption for Tax Reasons", TMCC will not be required to make any payment with respect to any tax, assessment or governmental charge imposed by any government or a political subdivision or taxing authority thereof or therein.

        As used under this heading "Payment of Additional Amounts" and under the headings "—Redemption for Tax Reasons" and "United States Federal Taxation—United States Tax Considerations for Foreign Holders", the term "United States" means the United States of America (including the States and the District of Columbia) and its territories, its possessions and other areas subject to its jurisdiction. "Foreign Holder" has the meaning set forth in "United States Federal Income Taxation" below.

Redemption for Tax Reasons

        If as a result of any change in or amendment to the laws (including any regulations or rulings promulgated thereunder) of the United States or any political subdivision thereof or therein affecting taxation, any change in the official application or interpretation of such laws, including any official proposal for such a change, amendment or change in the application or interpretation of such laws, which change, amendment, application or interpretation is announced or becomes effective after the date of this prospectus supplement or which proposal is made after that date, as a result of any action taken by any taxing authority of the United States which action is taken or becomes generally known after such date, or any commencement of a proceeding in a court of competent jurisdiction in the United States after that date, whether or not such action was taken or such proceeding was brought with respect to TMCC, there is, in that case, in the written opinion of independent legal counsel of recognized standing to TMCC, a material increase in the probability that TMCC has or may become obligated to pay Additional Amounts (as described above under "—Payment of Additional Amounts"), and TMCC, in its business judgment, determines that the obligation cannot be avoided by the use of reasonable measures available to it, not including assignment of the notes, the notes may be redeemed, as a whole but not in part, at TMCC's option at any time thereafter, upon notice to the Trustee and the Holders of the notes in accordance with the provisions of the Indenture at a redemption price equal to 100% of the principal amount of the notes to be redeemed together with accrued interest to the date fixed for redemption.

Notices

        Notices to Holders of the notes will be published in authorized daily newspapers in The City of New York and in Luxembourg. It is expected that publication will be made in The City of New York in The Wall Street Journal and in Luxembourg in the Luxemburger Wort. Any notice given pursuant to these provisions will be deemed to have been given on the date of publication or, if published more than once, on the date first published.

UNITED STATES FEDERAL TAXATION

        Set forth below is a summary of certain United States federal income tax considerations of importance to holders of the notes. The summary concerns holders who hold the notes as capital assets and not special classes of holders, including (1) dealers in securities or currencies, (2) financial institutions, (3) insurance companies, (4) regulated investment companies, (5) persons who hold the notes as a position in a "straddle" or a "hedge" against currency risks or who hedge any currency risks of holding the notes, (6) tax-exempt investors, (7) U.S. expatriates, or (8) persons whose functional currency is other than the United States dollar or who acquire, or for income tax purposes are deemed to have acquired, the notes in an exchange, or for property other than cash. The discussion below is based on existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), judicial decisions and administrative rulings and pronouncements, and existing and proposed Treasury Regulations, all of which are subject to alternative construction or to change possibly with retroactive effect. Prospective investors are urged to consult their tax advisors regarding the United States federal tax consequences of acquiring, holding and disposing of the notes, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction.

United States Tax Considerations for U.S. Holders

        As used herein, "U.S. Holder" means a beneficial owner of a note who is:

  •
  a citizen or resident of the United States,

  •
  a corporation or partnership (or any other entity treated as a corporation or partnership for United States federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof,

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source,

  •
  a trust, if a United States court is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or

  •
  any other holder whose ownership of a note is effectively connected with the conduct of a trade or business in the United States.

  Payment of Interest

        Interest on the notes generally will be taxable to a U.S. Holder as ordinary interest income at the time it is accrued or received, depending in part on the U.S. Holder's method of accounting for tax purposes.

  Disposition or Repayment of a Note

        U.S. Holders of notes will recognize gain or loss on the sale, redemption, exchange or other disposition of the notes. This gain or loss will be measured by the difference between the amount realized (except to the extent attributable to accrued interest) and the U.S. Holders' adjusted tax basis in the notes. U.S. Holders' adjusted tax basis for determining gain or loss on a sale or disposition of notes generally will be their cost increased by any amounts included in income, other than qualified stated interest, and reduced by any amortized premium and cash received other than qualified stated interest. Gain or loss on the sale, exchange or redemption of a note generally will be long-term capital gain or loss, generally taxable to U.S. Holders who are individuals and sell, redeem, exchange or otherwise dispose of their notes before January 1, 2009 at a rate of 15 percent, if the note has been held as a capital asset for more than one year, except to the extent that gain represents accrued market discount or acquisition discount not previously included in the U.S. Holders' income. Prospective purchasers of notes should consult their own tax advisors concerning the tax consequences of a sale, redemption, exchange or other disposition of the notes.

  Backup Withholding and Information Reporting

        TMCC will report to the holders and the IRS the amount of any interest paid on the notes in each calendar year and the amounts of tax withheld, if any, with respect to the payments where required. U.S. Holders may be subject to backup withholding tax (at a rate of 28%) with respect to interest payments and gross proceeds from the sale, exchange or retirement of notes unless (1) the U.S. Holder is a corporation or comes within certain other exempt categories or (2) prior to payment, the U.S. Holder provides an accurate taxpayer identification number and certifies as required on a duly completed and executed IRS Form W-9 (or permitted substitute form), and otherwise complies with the requirements of the backup withholding rules.

        Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against such U.S. Holder's United States federal income tax liability and may entitle the U.S. Holder to a refund, provided the required information is furnished to the IRS.

United States Tax Considerations for Foreign Holders

        Set forth below is a summary of certain United States tax consequences for Foreign Holders of notes. For purposes of this discussion, "Foreign Holder" means a beneficial owner of a note that is not a U.S. Holder.

  Income and Withholding Tax

        Subject to the discussion of backup withholding below:

  •
  Payments of principal and interest on a note to a Foreign Holder will not be subject to United States federal income tax or withholding tax, if, in the case of interest:

  (1)
  the payments are not effectively connected with the conduct of a United States trade or business,

  (2)
  the Foreign Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of TMCC entitled to vote,

  (3)
  the Foreign Holder is not (a) a controlled foreign corporation related to TMCC through stock ownership, (b) a bank receiving interest pursuant to a loan agreement entered into in the ordinary course of its trade or business, or (c) a foreign tax exempt organization or a foreign private foundation for United States federal income tax purposes, and,

  (4)
  prior to payment, a statement (generally made on a properly completed and duly executed IRS Form W-8BEN) is received certifying that the beneficial owner of the note is not a United States person;

  •
  A Foreign Holder of a note will not be subject to United States federal income tax on gain realized on the sale, exchange or redemption of a note unless:

  (1)
  the gain is effectively connected with the conduct of a United States trade or business of the Foreign Holder, or

  (2)
  the Foreign Holder is an individual who is present in the United States for 183 days or more during the taxable year and either (a) the individual's "tax home" for United States federal income tax purposes is in the United States, or (b) the gain is attributable to an office or other fixed place of business maintained in the United States by the individual; and

  •
  a note beneficially owned by an individual who at the time of death was not a citizen or resident of the United States (as defined for United States federal estate tax purposes) will not be included in the decedent's gross estate for United States federal estate tax purposes as a result of such individual's death, unless the individual:

  (1)
  actually or constructively owned 10% or more of the total combined voting power of all classes of stock of TMCC entitled to vote, or

  (2)
  held such note in connection with a United States trade or business.

        If a Foreign Holder is engaged in a trade or business in the United States, and if interest on the note (or gain realized on its sale, exchange or other disposition) is effectively connected with the conduct of such trade or business, the Foreign Holder, although exempt from the withholding tax discussed above (provided the Foreign Holder timely provides a properly completed and duly executed IRS Form W-8ECI), will generally be subject to regular United States income tax on such effectively connected income in the same manner as if it were a United States person. In addition, if a Foreign Holder is a foreign corporation, it may be subject to a 30% branch profits tax (unless reduced or eliminated by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

        The foregoing does not deal with all aspects of U.S. federal income and withholding tax that may be relevant to Foreign Holders. Foreign Holders are advised to consult their own tax advisors for specific advice concerning the ownership and disposition of notes.

  Backup Withholding and Information Reporting

        TMCC will report to Foreign Holders and the IRS the amount of any interest paid on the notes in each calendar year and the amounts of tax withheld, if any, with respect to the payments where required. Foreign Holders who have provided the form and certifications mentioned above or who have otherwise established an exemption will generally not be subject to backup withholding tax if neither TMCC nor its agent has actual knowledge or reason to know that any information in those forms and certifications is unreliable or that the conditions of the exemption are in fact not satisfied.

        Payments of the proceeds from the sale of a note held by a Foreign Holder to or through a foreign office of a broker will generally not be subject to information reporting or backup withholding. However, information reporting, but not backup withholding, may apply to those payments if the broker is one of the following:

  •
  a United States person,

  •
  a controlled foreign corporation for United States tax purposes,

  •
  a foreign person 50 percent or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment was effectively connected with a United States trade or business, or

  •
  a foreign partnership with specified connections to the United States.

        Information reporting and backup withholding may apply to payment of the proceeds from a sale of a note held by a Foreign Holder to or through the United States office of a broker unless the holder establishes an exemption from one or both.

        Foreign Holders should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if available. Backup withholding is not a separate tax, but is allowed as a refund or credit against the holder's United States federal income tax, provided the necessary information is furnished to the Internal Revenue Service.

UNDERWRITING

        Under the terms and subject to the conditions set forth in a purchase agreement, dated July 7, 2003 (the "Purchase Agreement"), the underwriters named below (the "Underwriters") have severally agreed to purchase, and TMCC has agreed to sell to them, severally, the respective principal amount of notes set forth opposite their respective names below:

Underwriter	Principal Amount of Notes
Citigroup Global Markets Inc.	$216,500,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$216,500,000
Morgan Stanley & Co. Incorporated	$216,500,000
ABN AMRO Incorporated	$9,750,000
Banc of America Securities LLC	$9,750,000
BNP Paribas Securities Corp.	$9,750,000
Credit Suisse First Boston Corporation	$9,750,000
Deutsche Bank Securities Inc.	$9,750,000
J.P. Morgan Securities Inc.	$9,750,000
Lehman Brothers Inc.	$9,750,000
UBS Securities LLC	$9,750,000
Guzman & Company	$7,500,000
Loop Capital Markets, LLC	$7,500,000
The Williams Capital Group, L.P.	$7,500,000

Total	$750,000,000

        The Purchase Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the notes are subject to, among other things, the approval of certain legal matters by their counsel and certain other conditions. The Underwriters are obligated to take and pay for all the notes if any are taken.

        The initial public offering price of the notes is 99.478% and the underwriting discounts and commissions are .350%. The Underwriters may sell some of the notes to dealers at the initial public offering price less a concession not to exceed .250% of the principal amount of the notes. The Underwriters may allow, and dealers may reallow, a discount not in excess of .150% of the principal amount of notes to certain other dealers. After the initial public offering of the notes, the public offering price and other selling terms may from time to time be varied by the Underwriters.

        TMCC estimates expenses of $100,000 associated with the offering of the notes. The net proceeds after payment of discounts, commissions and expenses are estimated to be $743,360,000.

        Application has been made to list the notes on the Luxembourg Stock Exchange.

        In order to facilitate the offering of the notes, Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated (the "Joint Book-Running Managers") or their respective affiliates may engage in transactions that stabilize the price of the notes. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the notes. The Joint Book-Running Managers may bid for and purchase notes in the open market. The Joint Book-Running Managers may reclaim selling concessions allowed to an Underwriter or dealer for distributing notes in this offering if the Joint Book-Running Managers repurchase previously distributed notes in transactions that cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The Joint Book-Running Managers are not required to engage in these activities and may end any of these activities at any time.

        Neither TMCC nor the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither TMCC nor the Underwriters makes any representation that the transactions will be engaged in or that the transactions, once commenced, will not be discontinued without notice.

        It is expected that delivery of the notes will be made against payment therefor on or about July 14, 2003, which is the fifth business day following the date hereof. Rule 15c6-1 of the SEC under the Exchange Act generally requires trades in the secondary market to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date hereof and for a period of five business days hereafter will be required, by virtue of the fact that the notes initially will settle five business days after the date hereof, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. It is suggested that purchasers of notes who wish to trade notes on the date hereof and for a period of five business days hereafter consult their own advisors.

        TMCC has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act and to contribute to payments the Underwriters may be required to make in respect of these liabilities.

        Certain of the Underwriters and their affiliates engage in transactions with, and perform services for TMCC and TMCC's affiliates in the ordinary course of business and have engaged, and may in the future engage, in commercial banking and investment banking transactions with TMCC and TMCC's affiliates.

        The notes will not have an established trading market when issued. There can be no assurance of a secondary market for the notes or the continued liquidity of such market if one develops. It is not anticipated that the notes will be listed on any securities exchange other than the Luxembourg Stock Exchange.

        Each of the Underwriters has represented and agreed that it has not and will not offer, sell or deliver any of the notes directly or indirectly, or distribute this prospectus supplement or the accompanying prospectus or any other offering material relating to the notes, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and in a manner that will not impose any obligations on TMCC except as set forth in the Purchase Agreement.

        In particular, each Underwriter has represented and agreed that:

  (i)
  it has not offered or sold and will not offer or sell any notes to persons in the United Kingdom prior to the date six months after the issuance of the notes except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the Financial Services and Markets Act 2000 ("FSMA");

  (ii)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue of the notes in circumstances in which Section 21(1)of the FSMA does not apply to TMCC; and

  (iii)
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any notes in, from or otherwise involving the United Kingdom.

LISTING AND GENERAL INFORMATION

Listing

        Application has been made to list the notes on the Luxembourg Stock Exchange. In connection with the listing application, TMCC's articles of incorporation and the bylaws and a legal notice relating to the issuance of the notes (the "Listing Notice") will be deposited prior to listing with the Registrar of Commerce and Companies in Luxembourg (Registre de Commerce et des Sociétés à Luxembourg), where those documents will be available for inspection and where copies may be obtained upon request. Kredietbank S.A. Luxembourgeoise, 43 Boulevard Royal, L-2955, Luxembourg will act as intermediary between the Luxembourg Stock Exchange and TMCC and the Holders of the notes.

        So long as the notes are listed on the Luxembourg Stock Exchange and the rules of that exchange so require, notices to all Holders of notes will also be published in a leading daily newspaper having general circulation in Luxembourg (which is expected to be the Luxemburger Wort). In addition, if definitive notes are issued, notices will be mailed to the addresses of Holders as they appear in the register maintained by the Trustee prior to any mailing. Any notices will be deemed to have been given on the date of publication or mailing.

        The notes have been assigned Euroclear and Clearstream, Luxembourg Common Code No. 017254499, International Security Identification Number (ISIN) US892332AL12 and CUSIP No. 892332 AL 1.

Paying Agent

        Kredietbank S.A. Luxembourgeoise, 43 Boulevard Royal, L-2955, Luxembourg (the "Luxembourg Paying Agent'), has been appointed to act, if Definitive Notes are issued, as paying agent in Luxembourg in relation to those notes. If Definitive Notes are issued, TMCC will maintain a paying agent in Luxembourg for as long as any notes are listed on the Luxembourg Stock Exchange. Payments in respect of Definitive Notes may be made at the offices of the Luxembourg Paying Agent. Any change concerning the Paying Agent will be published in a leading daily newspaper having general circulation in Luxembourg (which is expected to be the Luxemburger Wort).

Transfer Agent

        Kredietbank S.A. Luxembourgeoise, 43 Boulevard Royal, L-2955, Luxembourg, has been appointed to act, if definitive notes are issued, as transfer agent in Luxembourg in relation to those notes. If definitive notes are issued, TMCC will maintain a transfer agent in Luxembourg for as long as any notes are listed on the Luxembourg Stock Exchange. Any change in the transfer agent will be published in a leading daily newspaper having general circulation in Luxembourg (which is expected to be the Luxemburger Wort).

Authorization

        The issue of the notes was authorized by a resolution dated March 1, 2002 of TMCC's Executive Committee of the Board of Directors.

Documents Available for Collection and Inspection

        For so long as any notes remain outstanding, copies of TMCC's (1) articles of incorporation and bylaws, and (2) most recent annual report and quarterly interim reports and any other report filed with the United States Securities and Exchange Commission will be available for collection without charge from the Luxembourg Paying Agent, the Luxembourg Listing Agent and TMCC's principal office. TMCC's annual and quarterly interim reports include its consolidated financial statements. TMCC does not publish unconsolidated financial statements. In addition, copies of the Purchase Agreement and the

Indenture will be available for collection or inspection (free of charge) at the offices of the Luxembourg Paying Agent, the Luxembourg Listing Agent and TMCC's principal office, at the addresses listed on page S-27 of this prospectus supplement. Additionally, for so long as any notes are outstanding, copies of the Listing Notice, this prospectus supplement and the accompanying prospectus will also be available for collection or inspection (free of charge) at the office of the Luxembourg Listing Agent.

Litigation

        Except as disclosed herein, neither TMCC nor any of its subsidiaries are involved in litigation, arbitration or administrative proceedings which relate to claims or amounts which are material in the context of the issue of the notes and, so far as TMCC is aware, no such litigation, arbitration or administrative proceeding is pending or threatened.

Material Change

        There has been no material adverse change in TMCC's financial position or operation of TMCC and its subsidiaries considered as a whole since March 31, 2003.

ANNEX I
GLOBAL CLEARANCE, SETTLEMENT AND TAX DOCUMENTATION PROCEDURES

        Except in certain circumstances, the globally offered notes (the "Global Securities") will be available only in book-entry form. Investors in Global Securities may hold the Global Securities through DTC, Clearstream, Luxembourg or Euroclear. The Global Securities will be tradeable as home market instruments in both the European and U.S. domestic markets. Initial settlement and all secondary trades will settle in same-day funds.

        Secondary market trading between investors holding Global Securities through Clearstream, Luxembourg and Euroclear will be conducted in the ordinary way in accordance with their normal rules and operating procedures and in accordance with conventional eurobond practice (i.e., seven calendar day settlement). Secondary market trading between investors holding Global Securities through DTC will be conducted according to the rules and procedures applicable to U.S. corporate debt obligations. Secondary cross-market trading between Clearstream, Luxembourg or Euroclear and DTC Participants holding securities will be effected on a delivery-against-payment basis through relevant depositories of Clearstream, Luxembourg and Euroclear (in that capacity) and as DTC Participants.

        Foreign Holders (as defined below) holding Global Securities will be subject to U.S. withholding taxes unless such holders meet certain requirements and deliver appropriate U.S. tax documents to the securities clearing organizations or their participants.

Initial Settlement

        All Global Securities will be held in book-entry form by DTC in the name of Cede & Co. as nominee of DTC. Investors' interests in the Global Securities will be represented through financial institutions acting on their behalf as Direct and Indirect Participants in DTC. As a result, Clearstream, Luxembourg and Euroclear will hold positions on behalf of their participants through the depositories, which in turn will hold such positions in accounts as DTC Participants.

        Investors electing to hold their Global Securities through DTC will follow DTC settlement practice. Investor securities custody accounts will be credited with their holdings against payment in same-day funds on the settlement date. Investors electing to hold their Global Securities through Clearstream, Luxembourg or Euroclear accounts will follow the settlement procedures applicable to conventional eurobonds, except that there will be no temporary global security and no "lock-up" or restricted period. Global Securities will be credited to securities custody accounts on the settlement date against payment in same-day funds.

Secondary Market Trading

        Since the purchaser determines the place of delivery, it is important to establish at the time of the trade where both the purchaser's and seller's accounts are located to ensure that settlement can be made on the desired value date.

Trading between DTC Participants. Secondary market trading between DTC Participants will be settled using the procedures applicable to prior corporate debt securities issues in same-day funds.

Trading between Clearstream, Luxembourg and/or Euroclear Participants. Secondary market trading between Clearstream, Luxembourg Participants or Euroclear Participants will be settled using the procedures applicable to conventional eurobonds in same-day funds.

Trading between DTC Seller and Clearstream, Luxembourg or Euroclear Participants. When Global Securities are to be transferred from the account of a DTC Participant to the account of a Clearstream, Luxembourg Participant or a Euroclear Participant, the purchaser will send instructions to Clearstream, Luxembourg or Euroclear through a Clearstream, Luxembourg Participant or Euroclear Participant at

least one business day prior to settlement. Clearstream, Luxembourg or Euroclear will instruct the respective depository, as the case may be, to receive the Global Securities against payment. Payment will include interest accrued on the Global Securities from and including the last coupon payment date to and excluding the settlement date, on the basis of a 360-day year of twelve 30-day months. Payment will then be made by the respective depository to the DTC Participant's account against delivery of the Global Securities. After settlement has been completed, the Global Securities will be credited to the respective clearing system and by the clearing system, in accordance with its usual procedures, to the Clearstream, Luxembourg Participant's or Euroclear Participant's account. The securities credit will appear the next day (European time) and the cash debt will be back-valued to, and the interest on the Global Securities will accrue from, the value date (which would be the preceding day when settlement occurred in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the Clearstream, Luxembourg or Euroclear cash debt will be valued instead as of the actual settlement date.

        Clearstream, Luxembourg Participants and Euroclear Participants will need to make available to the respective clearing systems the funds necessary to process same-day funds settlement. The most direct means of doing so is to preposition funds for settlement either from cash on hand or existing lines of credit, as they would for any settlement occurring within Clearstream, Luxembourg or Euroclear. Under this approach, they may take on credit exposure to Clearstream, Luxembourg or Euroclear until the Global Securities are credited to their accounts one day later.

        As an alternative, if Clearstream, Luxembourg or Euroclear has extended a line of credit to them, Clearstream, Luxembourg Participants or Euroclear Participants can elect not to preposition funds and allow that credit line to be drawn upon to finance settlement. Under this procedure, Clearstream, Luxembourg Participants or Euroclear Participants purchasing Global Securities would incur overdraft charges for one day, assuming they clear the overdraft when the Global Securities are credited to their accounts. However, interest on the Global Securities would accrue from the value date. Therefore, in many cases the investment income on the Global Securities earned during that one-day period may substantially reduce or offset the amount of such overdraft charges, although this result will depend on each Clearstream, Luxembourg Participant's or Euroclear Participant's particular cost of funds.

        Since the settlement is taking place during New York business hours, DTC Participants can employ their usual procedures for sending Global Securities to the respective European depository for the benefit of Clearstream, Luxembourg Participants or Euroclear Participants. The sale proceeds will be available to the DTC seller on the settlement date. Thus, to the DTC Participants a cross-market transaction will settle no differently than a trade between two DTC Participants.

Trading between Clearstream, Luxembourg or Euroclear Seller and DTC Purchaser. Due to time zone differences in their favor, Clearstream, Luxembourg Participants and Euroclear Participants may employ their customary procedures for transactions in which Global Securities are to be transferred by the respective clearing system, through the respective Depository, to a DTC Participant. The seller will send instructions to Clearstream, Luxembourg or Euroclear through a Clearstream, Luxembourg Participant or Euroclear Participant at least one business day prior to settlement. In these cases, Clearstream, Luxembourg or Euroclear will instruct the relevant depository, as appropriate, to deliver the Global Securities to the DTC Participant's account against payment. Payment will include interest accrued on the Global Securities from and including the last coupon payment to and excluding the settlement date on the basis of a 360-day year of twelve 30-day months. The payment will then be reflected in the account of the Clearstream, Luxembourg Participant or Euroclear Participant the following day, and receipt of the cash proceeds in the Clearstream, Luxembourg Participant's or Euroclear Participant's account would be back-valued to the value date (which would be the preceding day, when settlement occurred in New York). Should the Clearstream, Luxembourg Participant or Euroclear Participant have a line of credit with its respective clearing system and elect to be in debt in anticipation of receipt of the sale proceeds in its account, the back valuation will extinguish any overdraft incurred over that one-day period. If settlement is not completed on the intended value date (i.e., the trade fails) receipt of the cash proceeds in the Clearstream, Luxembourg Participant's or Euroclear Participant's account would instead be valued as of the actual settlement date.

        Finally, day traders that use Clearstream, Luxembourg or Euroclear and that purchase Global Securities from DTC Participants for delivery to Clearstream, Luxembourg Participants or Euroclear Participants should note that these trades would automatically fail on the sale side unless affirmative action were taken. At least three techniques should be readily available to eliminate this potential problem:

        (a) borrowing through Clearstream, Luxembourg or Euroclear for one day (until the purchase side of the day trade is reflected in their Clearstream, Luxembourg or Euroclear accounts) in accordance with the clearing system's customary procedures;

        (b) borrowing the Global Securities in the U.S. from a DTC Participant no later than one day prior to settlement, which would give the Global Securities sufficient time to be reflected in their Clearstream, Luxembourg or Euroclear account in order to settle the sale side of the trade; or

        (c) staggering the value dates for the buy and sell sides of the trade so that the value date for the purchase from the DTC Participant is at least one day prior to the value date for the sale to the Clearstream, Luxembourg Participant or Euroclear Participant.

Certain U.S. Federal Income Tax Documentation Requirements

        A beneficial owner of Global Securities holding securities through Clearstream, Luxembourg, Euroclear or DTC will be subject to the 28% U.S. withholding tax that generally applies to payments of interest (including original issue discount) on registered debt issued by United States persons, unless the requirements described under the heading "United States Federal Taxation" above are satisfied.

PRINCIPAL OFFICE OF
TOYOTA MOTOR CREDIT CORPORATION

Toyota Motor Credit Corporation
19001 South Western Avenue
Torrance, California 90509

TRUSTEE

JPMorgan Chase Bank
Institutional Trust Services
4 New York Plaza, 15th Floor
New York, New York 10004

LUXEMBOURG PAYING AND TRANSFER AGENT
(for definitive notes)

Kredietbank S.A. Luxembourgeoise
43 Boulevard Royal
L-2955, Luxembourg

LUXEMBOURG LISTING AGENT

Kredietbank S.A. Luxembourgeoise
43 Boulevard Royal
L-2955, Luxembourg

LEGAL ADVISORS TO THE UNDERWRITERS (as to United States law) O'Melveny & Myers LLP 400 South Hope Street, 15th Floor Los Angeles, California 90071	LEGAL ADVISOR TO TOYOTA MOTOR CREDIT CORPORATION (as to United States law) Alan F. Cohen, Esq. General Counsel Toyota Motor Credit Corporation 19001 South Western Avenue Torrance, California 90509

PROSPECTUS

TOYOTA MOTOR CREDIT CORPORATION

Debt Securities

        By this prospectus, we may offer from time to time up to $10,133,744,000 of our senior unsecured debt securities or an equivalent amount in U.S. dollars if any securities are denominated in a currency other than U.S. dollars. When we offer debt securities, we will provide you with a prospectus supplement describing the specific terms of the securities. You should read this information carefully before you invest.

        The debt securities:

  •
  will be in one or more series;

  •
  will be offered in amounts, at prices, in currencies and on terms to be agreed upon by us and the purchasers;

  •
  will be issued in amounts, with maturities, interest rates and offering prices set forth in a prospectus supplement; and

  •
  will be sold by us through agents, to or through underwriters or dealers, or directly to purchasers.

        If the terms of particular debt securities described in a prospectus supplement are different from those described in this prospectus, you should rely on the information in the prospectus supplement.

        This prospectus may not be used to complete sales of debt securities unless accompanied by a prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 3, 2002.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports and other information with the SEC. You may read and copy our SEC filings at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C., 20549 and at the SEC's public reference rooms in New York, New York, and Chicago, Illinois. You may also request copies of our SEC filings by writing to the SEC's Public Reference Room and paying a duplicating fee. You may obtain information about the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect copies of our SEC filings and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York. Our electronic SEC filings are available on the Internet through the SEC's website at http://www.sec.gov.

        We have filed a registration statement with the SEC on Form S-3 under the Securities Act of 1933 covering the debt securities which includes this prospectus. For further information about us and the debt securities, you should refer to the registration statement and the exhibits. This prospectus summarizes material provisions of agreements and other documents that we refer you to. However, because the prospectus may not contain all the information you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to the registration statement.

INCORPORATION OF INFORMATION FILED WITH THE SEC

        The SEC allows us to "incorporate by reference" the information we file with the SEC, which means:

  •
  incorporated documents are considered part of this prospectus;

  •
  we can disclose important information to you by referring you to those documents; and

  •
  later information that we file with the SEC will automatically update and supersede the incorporated information.

        We incorporate by reference the documents listed below, which were filed with the SEC under the Exchange Act of 1934:

  •
  transition report on Form 10-KT for the six month transition period ended March 31, 2001; and

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  quarterly reports on Form 10-Q for the quarters ended June 30, 2001, September 30, 2001 and December 31, 2001.

        We also incorporate by reference each of the following documents that we will file with the SEC after the date of this prospectus until the offering of the debt securities is completed or after the date of the initial registration statement and before the effectiveness of the registration statement:

  •
  any reports filed under Sections 13(a) and (c) of the Exchange Act;

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  any reports filed under Section 14 of the Exchange Act; and

  •
  any reports filed under Section 15(d) of the Exchange Act.

        You should rely only on information contained or incorporated by reference in this prospectus or any supplement we provide to you. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell the debt securities in any jurisdiction where the offer or sale is not permitted.

        You should not assume that the information appearing in this prospectus or any supplement is accurate as of any date other than the date on the front of the documents. Our business, financial condition, results of operations and other information may have changed since that date.

        You may request a copy of any filings referred to above at no cost by contacting us at the following address: Toyota Motor Credit Corporation, 19001 South Western Avenue, Torrance, California 90509; Attn: Treasury; telephone: (310) 468-1310.

TOYOTA MOTOR CREDIT CORPORATION

        Toyota Motor Credit Corporation provides retail and wholesale financing, retail leasing and certain other financial services to authorized Toyota and Lexus vehicle and Toyota industrial equipment dealers and their customers in the United States (excluding Hawaii) and the Commonwealth of Puerto Rico. TMCC is an indirect wholly owned subsidiary of Toyota Motor Corporation of Japan.

        TMCC was incorporated in California in 1982 and began operations in 1983. Our principal executive offices are located at 19001 South Western Avenue, Torrance, California 90509, and our telephone number is (310) 468-1310.

        In this prospectus, "TMCC", "we", "us" and "our" refer specifically to Toyota Motor Credit Corporation. TMCC is the issuer of all the debt securities offered under this prospectus.

        If you want to find out more information about us, please see the sections in this prospectus entitled "Where You Can Find More Information" and "Incorporation of Information Filed with the SEC."

USE OF PROCEEDS

        We intend to use the net proceeds from the sale of the debt securities for general corporate purposes, the purchase of earning assets and the retirement of debt. We may use the net proceeds initially to reduce short-term borrowings or invest in short-term securities.

RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth TMCC's ratio of earnings to fixed charges for the periods shown:

	Nine Months Ended December 31,		Six Months Ended March 31,		Fiscal Year Ended September 30,
	2001	2000	2001	2000	2000	1999	1998	1997	1996
RATIO OF EARNINGS TO FIXED CHARGES(1)	1.33x	1.11x	1.10x	1.14x	1.13x	1.24x	1.25x	1.31x	1.32x

(1)
We computed the ratio of earnings to fixed charges by dividing (i) the sum of income before income taxes and equity in net loss of subsidiary and fixed charges by (ii) fixed charges. Fixed charges consist primarily of interest expense net of the effect of noninterest-bearing advances. As of December 31, 2001, TMCC has guaranteed payments of principal and interest on $206 million principal amount of bonds issued in connection with the manufacturing facilities of affiliates in the United States. In addition, as of December 31, 2001, TMCC has guaranteed $95 million principal amount of the debt of Toyota Credit Argentina, S.A. ("TCA") and Banco Toyota do Brazil, S.A., two South American affiliates in which TMCC holds a minority interest. Although TMCC has not incurred any fixed charges in connection with these guarantees and no amount is included in any ratio of earnings to fixed charges, in December TMCC included a charge against income of $31 million to write off its $5 million investment in TCA and to establish a contingency reserve of $26 million, which is the estimate of what TMCC will be required to fund under its $47 million guaranty of TCA's offshore outstanding debt. For more information, see our report on Form 8-K dated December 28, 2001 and quarterly report on Form 10-Q for the quarter ended December 31, 2001.

DESCRIPTION OF DEBT SECURITIES

        The following description of the terms of the debt securities sets forth certain general terms and provisions of the debt securities. The particular terms of debt securities offered by TMCC (the "Offered Debt Securities"), and the extent to which these general provisions may apply to the Offered Debt Securities, will be described in a prospectus supplement relating to the Offered Debt Securities. If the terms of particular Offered Debt Securities described in a prospectus supplement are different from those described in this prospectus, you should rely on the information in the supplement.

        The debt securities will be issued under an indenture, dated as of August 1, 1991, as amended by a first supplemental indenture dated as of October 1, 1991 (together, the "Indenture"), between TMCC and the trustee for one or more series of debt securities designated in the applicable prospectus supplement or prospectus supplements (the "Trustee"). The following is a summary of certain provisions of the debt securities and of the Indenture and does not contain all of the information which may be important to you. You should read all provisions of the Indenture carefully, including the definitions of certain terms, before you decide to invest in the debt securities. If we refer to particular sections or defined terms of the Indenture, we mean to incorporate by reference those sections or defined terms of the Indenture. Capitalized terms used but not defined in this prospectus have the meanings given to them in the Indenture. A copy of the Indenture is an exhibit to the registration statement relating to the debt securities which includes this prospectus. See "Where You Can Find More Information."

        The debt securities will be obligations solely of TMCC and will not be obligations of, or directly or indirectly guaranteed by, Toyota Motor Corporation, Toyota Financial Services Corporation or any of their affiliates.

General

        The Indenture does not limit the total principal amount of debt securities that we may issue under the Indenture. We may issue debt securities from time to time in one or more series, with the same or various maturities, at par, at a premium or with original issue discount up to the aggregate principal amount from time to time authorized by TMCC for each series. As of the date of this prospectus, TMCC has authorized the issuance under the Indenture of up to $29,600,000,000 aggregate principal amount of debt securities or its equivalent in foreign currencies, based on the applicable exchange rate at the time of the offering. In addition, for purposes of calculating this limitation, we will use the initial offering price of debt securities sold at a discount to their face amount and the face amount of debt securities sold at a premium to their face amount. As of the date of this prospectus, approximately $19,466,256,000 aggregate principal amount has previously been issued under the Indenture.

        The debt securities will be unsecured general obligations of TMCC and will rank equally with our other unsecured and unsubordinated indebtedness from time to time outstanding.

        The applicable prospectus supplement will describe the terms of the Offered Debt Securities, including:

  •
  the aggregate principal amount and denominations;

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  the maturity date;

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  the principal amount payable whether at maturity or upon earlier acceleration, whether the principal amount will be determined with reference to an index, formula or other method, and the date or dates on which we agree to pay principal if other than on the maturity date;

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  the rate or rates per annum (which may be fixed or variable) at which we agree to pay interest and, if applicable, the method used to determine the rate or rates of interest;

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  the dates on which we agree to pay interest;

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  the place of transfer or payment for the debt securities, and the method of payment;

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  the provisions for redemption or repayment, if any, including the redemption and/or repayment price or prices and any remarketing arrangements;

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  the sinking fund requirements or amortization provisions, if any;

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  whether the debt securities are denominated or provide for payment in U.S. dollars or a foreign currency;

  •
  the form (registered or bearer or both) in which the debt securities may be issued and any restrictions applicable to the exchange of one form for another and to the offer, sale and delivery of debt securities in either form;

  •
  if TMCC will pay any Additional Amounts relating to debt securities held by a person who is not a U.S. person in respect of specified taxes, assessments or other governmental charges, under what circumstances TMCC will pay Additional Amounts and whether TMCC has the option to redeem the affected debt securities rather than pay the Additional Amounts;

  •
  whether the debt securities will be issued in whole or in part in the form of one or more global securities and, in that case, the Depository for the global securities;

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  the title of the debt securities, the series of which the debt securities will be a part and the Trustee with respect to the debt securities; and

  •
  any other terms.

        Please see the accompanying prospectus supplement you have received or will receive for the terms of the specific Offered Debt Securities. TMCC may deliver this prospectus before or together with the delivery of a prospectus supplement.

        The variable terms of debt securities are subject to change from time to time, but no change will affect any debt security already issued or as to which an offer to purchase has been accepted by TMCC.

        TMCC may issue debt securities with terms different from those of debt securities previously issued and may "reopen" a previous issue or a series of debt securities and issue additional debt securities of that issue or series.

        You should be aware that special U.S. federal income tax, accounting and other considerations may apply to the debt securities. The prospectus supplement relating to an issue of debt securities will describe these considerations if they apply.

Payment and Paying Agents

        Payment of principal of and premium and interest, if any, on debt securities will be made at the office of the Paying Agent or Paying Agents as TMCC may designate from time to time. However, at TMCC's option, TMCC may pay interest:

  •
  by check mailed to the address of the person entitled to the payment as the address appears in the Security Register; or

  •
  by wire transfer to an account maintained by the person entitled to the payment as specified in the Security Register.

        Payment of any interest on debt securities will be made to the person in whose name the debt security is registered at the close of business on the Regular Record Date for that interest.

        TMCC will designate the Trustee for the debt securities of the related series, acting through its Corporate Trust Office, as TMCC's sole Paying Agent for payments with respect to debt securities of the series. TMCC may at any time:

  •
  designate additional Paying Agents; or

  •
  rescind the designation of any Paying Agent; or

  •
  approve a change in the office through which any Paying Agent acts.

        However, TMCC will be required to maintain a Paying Agent in each Place of Payment for a series of debt securities. All moneys paid by TMCC to a Paying Agent for the payment of principal of or premium or interest, if any, on any debt security which remain unclaimed at the end of one year after the principal, premium or interest has become due and payable will be repaid to TMCC, and the Holder of such debt security or any coupon will thereafter look only to TMCC for payment of those amounts.

Global Securities

        The debt securities of a series may be issued in whole or in part in global form. A debt security in global form will be deposited with, or on behalf of, a Depository, which will be identified in an applicable prospectus supplement. A global debt security may be issued in either registered or bearer form and in either temporary or permanent form. A debt security in global form may not be transferred except as a whole by the Depository for the debt security to a nominee of the Depository or by a nominee of the Depository to the Depository or another nominee of the Depository or by the Depository or any nominee to a successor of the Depository or a nominee of the successor. If any debt securities of a series are issuable in global form, the applicable prospectus supplement will describe the circumstances, if any, under which beneficial owners of interests in the global debt security may exchange their interests for definitive debt securities of the series and of like tenor and principal amount in any authorized form and denomination, the manner of payment of principal of, premium and interest, if any, on the global debt security and the material terms of the depository arrangement with respect to the global debt security.

Certain Covenants

        The debt securities will not be secured by mortgage, pledge or other lien. TMCC has agreed in the Indenture not to pledge or otherwise subject to any lien any property or assets of TMCC unless the debt securities are secured by the pledge or lien equally and ratably with all other obligations secured thereby so long as such obligations shall be so secured; provided, however, that such covenant does not apply to liens securing obligations which do not in the aggregate at any one time outstanding exceed 5% of Consolidated Net Tangible Assets (as defined below) of TMCC and its consolidated subsidiaries and also does not apply to:

  •
  the pledge of any assets of TMCC to secure any financing by TMCC of the exporting of goods to or between, or the marketing thereof in, countries other than the United States in connection with which TMCC reserves the right, in accordance with customary and established banking practice, to deposit, or otherwise subject to a lien, cash, securities or receivables for the purpose of securing banking accommodations or as the basis for the issuance of bankers' acceptances or in aid of other similar borrowing arrangements;

  •
  the pledge of receivables payable in currencies other than United States dollars to secure borrowings in countries other than the United States;

  •
  any deposit of assets of TMCC with any surety company or clerk of any court, or in escrow, as collateral in connection with, or in lieu of, any bond on appeal by TMCC from any judgment or decree against it, or in connection with other proceedings in actions at law or in equity by or against TMCC or in favor of any governmental bodies to secure progress, advance or other payments in the ordinary course of TMCC's business;

  •
  any lien or charge on any property of TMCC, tangible or intangible, real or personal, existing at the time of acquisition or construction of such property (including acquisition through merger or consolidation) or given to secure the payment of all or any part of the purchase or construction price thereof or to secure any indebtedness incurred prior to, at the time of, or within one year after, the acquisition or completion of construction thereof for the purpose of financing all or any part of the purchase or construction price thereof;

  •
  any lien in favor of the United States of America or any state thereof or the District of Columbia, or any agency, department or other instrumentality thereof, to secure progress, advance or other payments pursuant to any contract or provision of any statute;

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  any lien securing the performance of any contract or undertaking not directly or indirectly in connection with the borrowing of money, obtaining of advances or credit or the securing of debt, if made and continuing in the ordinary course of business;

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  any lien to secure non-recourse obligations in connection with TMCC's engaging in leveraged or single-investor lease transactions; and

  •
  any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any lien, charge or pledge referred to in the clauses above, provided, however, that the amount of any and all obligations and indebtedness secured thereby will not exceed the amount thereof so secured immediately prior to the time of such extension, renewal or replacement, and that such extension, renewal or replacement will be limited to all or a part of the property which secured the charge or lien so extended, renewed or replaced (plus improvements on such property).

        "Consolidated Net Tangible Assets" means the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting:

  •
  all current liabilities; and

  •
  all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles of TMCC and its consolidated subsidiaries, all as set forth on the most recent balance sheet of TMCC and its consolidated subsidiaries prepared in accordance with generally accepted accounting principles as practiced in the United States.

Successor Corporation

        The Indenture provides that TMCC may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other corporation, provided, that:

  •
  either TMCC shall be the continuing corporation, or the successor corporation shall be a corporation organized and existing under the laws of the United States or any state thereof and shall expressly assume, by a supplemental indenture, executed and delivered to each Trustee, in form satisfactory to each Trustee, all of the obligations of TMCC under the debt securities and the Indenture; and

  •
  TMCC or the successor corporation, as applicable, shall not, immediately after such merger or consolidation, or such sale, lease or conveyance, be in default in the performance of any obligations under the Indenture.

        Subject to certain limitations in the Indenture, a Trustee may receive from TMCC an officer's certificate and an opinion of counsel as conclusive evidence that any such consolidation, merger, sale, lease or conveyance, and any such assumption, complies with the provisions of the Indenture.

Supplemental Indentures

        Supplemental indentures may be entered into by TMCC and the appropriate Trustee with the consent of the Holders of 66 2/3% in principal amount of any series of outstanding debt securities, for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of modifying in any manner the rights of the Holders of each such series affected by such modification or amendment. However, no supplemental indenture may, among other things, without the consent of each Holder of any debt security affected:

  •
  reduce the principal amount of or interest on any debt security;

  •
  change the maturity date of the principal, the interest payment dates or other terms of payment of any debt security; or

  •
  reduce the percentage in principal amount of outstanding debt securities of any series, the consent of whose Holders is necessary to modify or amend the Indenture.

        Under certain circumstances, supplemental indentures may also be entered into without the consent of the Holders.

Events of Default

        The Indenture defines an Event of Default with respect to any series of debt securities as being any one of the following events with respect to that series:

  •
  default in the payment of principal, when due;

  •
  default in the payment of any interest when due and continuation of the default for 30 days;

  •
  default in the deposit of any sinking fund payment when due;

  •
  default in the performance or breach of any of TMCC's obligations or warranties under the Indenture (other than an obligation or warranty included in the Indenture which is not for the benefit of that particular series of debt securities) which continues for 60 days after written notice;

  •
  certain events of bankruptcy, insolvency or reorganization of TMCC; and

  •
  any other Event of Default provided with respect to debt securities of that series.

        No Event of Default with respect to a particular series of debt securities issued under the Indenture necessarily constitutes an Event of Default with respect to any other series of debt securities. If an Event of Default occurs and is continuing, the appropriate Trustee or the Holders of at least 25% in aggregate principal amount of debt securities of each series affected by the Event of Default may declare the debt securities of that series to be due and payable.

        Any past default with respect to a particular series of debt securities may be waived by the Holders of a majority in aggregate principal amount of the outstanding debt securities of that series, except a default:

  •
  in the payment of principal of, premium, or interest for which payment had not been subsequently made; or

  •
  in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of the Holder of each outstanding debt security of that series.

        TMCC will be required to file with each Trustee annually an officer's certificate as to the absence of certain defaults. The appropriate Trustee may withhold notice to Holders of any series of debt securities of any default with respect to that series (except in payment of principal, premium, if any, or interest) if it in good faith determines that it is in the interest of such Holders to do so.

        Subject to the provisions of the Indenture relating to the duties of a Trustee in case an Event of Default shall occur and be continuing, a Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless the Holders have offered to the Trustee reasonable indemnity or security against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction. Subject to provisions in the Indenture for the indemnification of a Trustee and to certain other limitations, the Holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the appropriate Trustee, or exercising any trust or power conferred on the Trustee with respect to the debt securities of the series.

Satisfaction and Discharge of the Indenture

        The Indenture will be discharged with respect to the debt securities of any series upon the satisfaction of certain conditions, including the following:

  •
  payment in full of the principal of, and premium, if any, and interest on all of the debt securities of that series; or

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  the deposit with the appropriate Trustee of an amount in cash or United States government obligations sufficient for such payment or redemption, in accordance with the Indenture.

Termination

        TMCC may terminate certain of its obligations under the Indenture with respect to the debt securities of any series, including its obligations to comply with the restrictive covenants set forth in the Indenture (see "Certain Covenants") with respect to the debt securities of that series, on the terms and subject to the conditions contained in the Indenture, by depositing in trust with the appropriate Trustee cash or United States government obligations sufficient to pay the principal of, and premium, if any, and interest on the debt securities of the series to their maturity in accordance with the terms of the Indenture and the debt securities of the series. In that event, the appropriate Trustee will receive an opinion of counsel stating that the deposit and termination will not have any federal income tax consequences to the Holders.

The Trustees

        The Indenture contains certain limitations on the right of a Trustee, should it become a creditor of TMCC, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. A Trustee is permitted to engage in other transactions with TMCC; provided, however, that if a Trustee acquires any conflicting interest it must eliminate that conflict or resign.

        The Indenture provides that, in case an Event of Default has occurred and is continuing, a Trustee is required to use the degree of care and skill of a prudent person in the conduct of his or her own affairs in the exercise of its powers.

Governing Law

        The Indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

Credit Support

        TMCC is a wholly-owned subsidiary of Toyota Financial Services Americas Corporation, a holding company owned 100% by Toyota Financial Services Corporation. TFSC, in turn, is a wholly-owned subsidiary of Toyota Motor Corporation. TFSC was incorporated in July 2000 and its corporate headquarters is located in Nagoya, Japan. The purpose of TFSC is to control and manage Toyota's finance operations worldwide.

        TMCC has entered into a Credit Support Agreement with TFSC, in which TFSC agreed to:

  •
  maintain 100% ownership of TMCC;

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  cause TMCC and its subsidiaries to have a net worth of at least U.S. $100,000; and

  •
  make sufficient funds available to TMCC so that TMCC will be able to service the obligations arising out of its own bonds, debentures, notes and other investment securities and commercial paper (collectively, "TMCC Securities"). The agreement is not a guarantee by TFSC of any TMCC Securities or other obligations of TMCC. The agreement is governed by, and construed in accordance with, the laws of Japan.

        TFSC has entered into a Credit Support Agreement with TMC, in which TMC agreed to:

  •
  maintain 100% ownership of TFSC;

  •
  cause TFSC and its subsidiaries to have a net worth of at least Japanese Yen 10 million; and

  •
  make sufficient funds available to TFSC so that TFSC will be able to (i) service the obligations arising out of its own bonds, debentures, notes and other investment securities and commercial paper and (ii) honor its obligations incurred as a result of guarantees or credit support agreements that it has extended. The agreement is not a guarantee by TMC of any securities or obligations of TFSC. The agreement is governed by, and construed in accordance with, the laws of Japan.

        Holders of TMCC Securities, including the debt securities offered under this prospectus, will have the right to claim directly against TFSC and TMC to perform their respective obligations under the credit support agreements by making a written claim together with a declaration to the effect that the holder will have recourse to the rights given under the credit support agreement. If TFSC and/or TMC receives such a claim from any holder of TMCC Securities, TFSC and/or TMC shall indemnify, without any further action or formality, the holder against any loss or damage resulting from the failure of TFSC and/or TMC to perform any of their respective obligations under the credit support agreements. The holder of TMCC Securities who made the claim may then enforce the indemnity directly against TFSC and/or TMC.

        TMC files periodic reports and other information with the SEC, which can be read and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located in New York, New York and Chicago, Illinois. Copies of such material may also be obtained by mail from the Public Reference Section of the SEC, at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 at prescribed rates.

PLAN OF DISTRIBUTION

        TMCC may sell the debt securities:

  •
  through agents;

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  to or through dealers;

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  to or through underwriters; or

  •
  directly to purchasers.

        A prospectus supplement for the specific debt securities will contain the names of any agents, underwriters or dealers, and any applicable commissions or discounts.

        The debt securities may be sold to underwriters for their own account and may be resold to the public from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. A prospectus supplement will set forth any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

        The debt securities may be sold directly by TMCC, or through agents designated by TMCC from time to time. A prospectus supplement will set forth any commission payable by TMCC to an agent. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a reasonable efforts basis for the period of its appointment.

        The net proceeds to TMCC from the sale of the debt securities will be the purchase price of the debt securities less any discounts or commissions and the other attributable expenses of issuance and distribution.

        TMCC has agreed to indemnify underwriters and agents against certain civil liabilities, including liabilities under the Securities Act of 1933, or contribute to payments the underwriters or agents may be required to make.

LEGAL MATTERS

        Alan Cohen, Esq., General Counsel of TMCC, will pass upon the validity of the debt securities offered by this prospectus. O'Melveny & Myers LLP will act as counsel for the underwriters, dealers or agents, if any.

EXPERTS

        The consolidated financial statements incorporated in this prospectus by reference to the transition report on Form 10-KT of TMCC for the six month transition period ended March 31, 2001, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

        With respect to the unaudited financial information of TMCC for the three-month periods ended June 30, 2001 and 2000, the three- and six-month periods ended September 30, 2001 and 2000, and the three- and nine-month periods ended December 31, 2001 and 2000, incorporated by reference in this Prospectus, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports dated August 14, 2001, October 19, 2001 and February 8, 2002 incorporated by reference herein state that they did not audit and they do not express an opinion on that unaudited financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited financial information because those reports are not "reports" or a "part" of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Act.

$750,000,000

TOYOTA MOTOR CREDIT CORPORATION

2.875% Notes due 2008

PROSPECTUS SUPPLEMENT

Citigroup
Merrill Lynch & Co.
Morgan Stanley
ABN AMRO Incorporated
Banc of America Securities LLC
BNP PARIBAS
Credit Suisse First Boston
Deutsche Bank Securities
JPMorgan
Lehman Brothers
UBS Investment Bank
Guzman & Company
Loop Capital Markets, LLC
The Williams Capital Group, L.P.

July 7, 2003

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STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF INFORMATION FILED WITH THE SEC
SELECTED FINANCIAL INFORMATION
CAPITALIZATION
DESCRIPTION OF THE NOTES
UNITED STATES FEDERAL TAXATION
UNDERWRITING
LISTING AND GENERAL INFORMATION
ANNEX I GLOBAL CLEARANCE, SETTLEMENT AND TAX DOCUMENTATION PROCEDURES
PRINCIPAL OFFICE OF TOYOTA MOTOR CREDIT CORPORATION
TRUSTEE
LUXEMBOURG PAYING AND TRANSFER AGENT (for definitive notes)
LUXEMBOURG LISTING AGENT